Exhibit 3.3

                                    AMENDMENT

                                       TO

                                     BY-LAWS

                                       OF

                                  BLUEFLY, INC.

                             A Delaware Corporation

                                December 5, 2007

              Article 7 of the By-laws of Bluefly, Inc., a Delaware corporation, is hereby amended as follows:

              1. The By-laws of the corporation are hereby amended by deleting Section 7.1 in its entirety, and replacing it with the following:

              Section 7.1. Certificated and Uncertificated Shares. The shares of capital stock of the Corporation may be certificated or uncertificated, as provided under the General Corporation Law. Every holder of capital stock represented by certificates and, upon request, every holder of uncertificated shares shall be entitled to have a certificate signed by the Chairman, the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. The certificates may be impressed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles, if the certificate is countersigned by a transfer agent or registrar other than the Corporation itself or its employee. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may, unless otherwise ordered by the Board, be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.